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                           [Letterhead of Liquor.com]

                                 October 2, 2000

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Steven Hearne

Re:     Liquor.com, Inc.
CIK:    0001103930
Commission File No. 333-34730 - Application for Withdrawal

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Liquor.com, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, Commission File No. 333-34730, together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 13, 2000.

        Pursuant to the Registration Statement, the Company proposed to register up to 2,300,000 units, each consisting of one share of common stock and one redeemable common stock purchase warrant, for issuance to the public with a proposed maximum offering price of $18,630,000. Based upon changed circumstances in the securities markets, the Company has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. No securities have been sold under the Registration Statement.

        Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

        If you have any questions regarding the foregoing application for withdrawal, please contact Mark Borrelli or Michael J. Choate of Shefsky & Froelich Ltd., legal counsel to the Company in connection with the Registration Statement, at (312) 527-4000.

                                     Sincerely,

                                     Liquor.com, Inc.


                                     \s\ Scott B. Clark
                                     -----------------------------------------
                                     Scott B. Clark
                                     Chief Financial Officer and General Counsel

cc:     Cynthia Melo - Nasdaq Stock Market, Inc.
        Michael J. Choate, Esq.
        Mark R. Borrelli, Esq.
        Brigitte Lippman, Esq.